Exhibit 99.1

Media Release

November 21, 2013

TELUS offering $800 million in new debt notes

7-year $400 million of notes with 3.60 per cent interest rate

30-year $400 million of notes with 5.15 per cent interest rate

Vancouver, B.C. – TELUS announced today it is offering $800 million of senior unsecured notes in two tenors, the first with 7-year maturity, the second with 30-year maturity. The notes are offered through a syndicate of agents led by CIBC World Markets, TD Securities Inc., and Scotia Capital. Closing of the offering is expected to occur on or about November 26, 2013.

The 3.60 per cent 7-year Notes, Series CM, were priced at $99.715 per $100 principal amount for an effective yield of 3.645 per cent per annum and will mature on January 26, 2021. The 5.15 per cent 30-year Notes, Series CN, were priced at $99.500 per $100 principal amount for an effective yield of 5.183 per cent per annum and will mature on November 26, 2043.

The net proceeds will be used to repay outstanding commercial paper, if regulatory approval is obtained, to fund the acquisition of 100 per cent of Public Mobile Inc. (a Canadian mobile carrier), and the balance for other general corporate purposes.

TELUS will be filing a prospectus supplement to its short form base shelf prospectus dated November 15, 2013 with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from CIBC World Markets Inc., Debt Capital Markets, 161 Bay Street, 5th floor, Toronto Ontario, M5J 2S8 c/o Scott Burrows, telephone 416-956-3049 or e-mail scott.burrows@cibc.com.

Forward Looking Statements

This media release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, and are therefore subject to risks and uncertainties which could cause actual amounts, results, performance or achievements to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS’ reports, public disclosure documents, including TELUS’ Management’s discussion and analysis and Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $11.3 billion of annual revenue and 13.3 million customer connections including 7.8 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 776,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 697-8107

ir@TELUS.com

Chris Gerritsen

TELUS Media Relations

403-808-9591

Chris.Gerritsen@TELUS.com

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